COMMERCIAL BANCGROUP, INC.

6710 Cumberland Gap Parkway

Harrogate, Tennessee 37752

September 26, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Marc Thomas

Ben Phippen

Madeleine Joy Mateo

Christian Windsor

Re:	Commercial Bancgroup, Inc. Registration Statement on Form S-1 (File No. 333-289862) Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Commercial Bancgroup, Inc., a Tennessee corporation (the “Company”), hereby requests that the U.S. Securities and Exchange Commission accelerate the effective date and time of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m., Eastern Time, on September 30, 2025, or as soon thereafter as possible.

The Company requests that it be notified of such effectiveness by a telephone call to either Adam G. Smith of K&L Gates LLP at (615) 780-6744 or David A. Bartz of K&L Gates LLP at (615) 780-6743. The Company hereby authorizes either Mr. Smith or Mr. Bartz to orally modify or withdraw this request for acceleration.

COMMERCIAL BANCGROUP, INC.

By:	/s/ Terry L. Lee
Name:	Terry L. Lee
Title:	President and Chief Executive Officer

cc:	Adam G. Smith, K&L Gates LLP

David A. Bartz, K&L Gates LLP